                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                            COMSTOCK RESOURCES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                   205768203
                                   ---------
                                (CUSIP Number)

                            Mr. Charles H. Prioleau
                        Enron Reserve Acquisition Corp.,
             1400 Smith Street, Houston, TX  77002, (713) 853-6161
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 11, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 205768203                                      PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Reserve Acquisition Corp. I.R.S. No.: 76-0323755
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             700,000 shares of Comstock's Common Stock.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          Same as 8 above.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Same as 8 above.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                       [_]

      N/A
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 [_]
13

      4.45% of Comstock's outstanding Common Stock, par value $.50 per share.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
- ------------------------------------------------------------------------------

                               Page 2 of 4 pages

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 205768203                                      PAGE 3 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp. I.R.S. No.: 47-0255140
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             700,000 shares of Comstock's Common Stock.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          Same as 8 above.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Same as 8 above.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                       [_]

      N/A
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 [_]
13

      4.45% of Comstock's outstanding Common Stock, par value $.50 per share.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
- ------------------------------------------------------------------------------

                               Page 3 of 4 pages

                    AMENDMENT TO STATEMENT ON SCHEDULE 13D


    This Amendment No. 2 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated July 29, 1994, as amended by Amendment No. 1 thereto (the "Statement"), of Enron Reserve Acquisition Corp., a Delaware corporation ("ERAC") , and Enron Corp., a Delaware corporation ("ENRON"), with respect to shares of the common stock, par value $.50 per share ("Common Stock"), of Comstock Resources, Inc., a Delaware corporation ("Comstock"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.



Item 5.  Interest in Securities of the Issuer:
- -------  -------------------------------------


          On July 11, 1996, Comstock redeemed, in accordance with the terms of the Series B Preferred Stock, the 1,000,000 shares of Series B Preferred Stock owned by ERAC in consideration for the issuance to ERAC of 2,000,000 shares of Common Stock plus $18,784.15 in cash in accrued but unpaid dividends. On July 11, 1996, ERAC sold (settlement date being July 16, 1996) 1,300,000 shares of Common Stock in an open market transaction at $10.00 per share. ERAC has reduced its beneficial ownership of Common Stock below 5% and accordingly will make no further filings unless its beneficial ownership increases to 5% or above.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  July 16, 1996                 ENRON RESERVE ACQUISITION CORP.


                                     By:    /s/ Charles H. Prioleau
                                     Charles H. Prioleau
                                     Vice President


Date:  July 16, 1996                 ENRON CORP.


                                     By:    /s / Peggy B. Menchaca
                                     Peggy B. Menchaca
                                     Vice President


                               Page 4 of 4 Pages